Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Changes to Board of Directors

Jinjiang, Fujian Province, China, November 4, 2013–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that effective November 1, 2013, it has appointed Mr. Shen Cheng Liang as an independent member of the Company’s Board of Directors. Mr. Liang will replace Mr. Ding Wei Dong, who is resigning due to health reasons and not due to any disagreements with the Company regarding financial, operational or other matters.

Mr. Liang is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement, he was a senior production engineer at Fujian Yiyan Ceramics Ltd. from 1983 to 2012. Mr. Liang graduated from Jindezhen Ceramics School in 1983.

“We would like to extend our sincerest gratitude to Mr. Dong for his service to the company in his capacity as a Board member,” said Mr. Jiadong Huang, CEO of China Ceramics. “We are also pleased to welcome Mr. Liang to China Ceramics’ board. We look forward to Mr. Liang’s contribution to the company and to benefitting from his many years of experience in the ceramics industry.”

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

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